EXHIBIT 12

Rayonier Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(Unaudited, thousands of dollars)

	Three Months Ended March 31,
	2006	2005
Earnings:
Income from Continuing Operations	$23,304	$34,840
Add:
Income tax expense	4,005	643
Amortization of capitalized interest	469	597

	27,778	36,080

Adjustments to earnings for fixed charges:
Interest and other financial charges	12,189	12,313
Interest factor attributable to rentals	181	119

	12,370	12,432

Earnings as adjusted	$40,148	$48,512

Fixed Charges:
Total fixed charges above	$12,370	$12,432

Ratio of earnings as adjusted to total fixed charges	3.25	3.90